Exhibit 99.1

March 30, 2026

PayPay Corporation

PayPay Announces Closing of Initial Public Offering and Full Exercise of Underwriters’ Option to Purchase Additional American Depositary Shares

PayPay Corporation (“PayPay”) today announces that, on March 13, 2026 (U.S. time), it has closed its initial public offering of 54,987,214 American depositary shares (“ADSs”) representing its common shares at a price to the public of $16 per ADS. In addition, on March 27, 2026 (U.S. time), the underwriters’ option to purchase up to an additional 8,248,081 ADSs was fully exercised at a price to the public of $16 per ADS. The initial public offering, together with the full exercise of the underwriters’ option, constitutes the “IPO”.

A total of 63,235,295 ADSs were offered in the IPO, including 23,932,960 ADSs by the selling shareholder, SVF II Piranha (DE) LLC, an investment fund ultimately controlled by SoftBank Group Corp. Net proceeds from the IPO were JPY 94.6 billion ($603 million), after deducting underwriting discounts and commissions and the estimated offering expenses payable by PayPay.

The ADSs began trading on the Nasdaq Global Select Market on March 12, 2026 (U.S. time) under the symbol “PAYP.”

Goldman Sachs & Co. LLC, J.P. Morgan, Mizuho Securities USA LLC and Morgan Stanley & Co. LLC (in alphabetical order) acted as joint book-running managers for the IPO.

The IPO was made only by means of a prospectus. Copies of the prospectus relating to the IPO may be obtained by visiting EDGAR on the U.S. Securities and Exchange Commission’s (the “SEC”) website at www.sec.gov. Alternatively, copies of the prospectus may be obtained from Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, NY 10282, by telephone at 866-471-2526 or by email at prospectus-ny@ny.email.gs.com; J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by email at prospectus-eq_fi@jpmchase.com and postsalemanualrequests@broadridge.com; Mizuho Securities USA LLC, Attention: U.S. ECM Desk, 1271 Avenue of the Americas, New York, NY 10020, by telephone at 212-205-7602 or by email at US-ECM@mizuhogroup.com or Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, Second Floor, New York, NY 10014, by telephone at 866-718-1649 or by email at prospectus@morganstanley.com.

In addition, as part of the IPO, PayPay conducted a public offering of the ADSs in Japan (the “Public Offering in Japan”). 8,653,079 ADSs were offered in the Public Offering in Japan at $16 per ADS, as part of the 63,235,295 ADSs described above.

Note: A registration statement on Form F-1 relating to these securities was filed with the SEC and was declared effective on March 11, 2026 (U.S. time). This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Any offers, solicitations or offers to buy, or any sales of the ADSs will be made in accordance with the registration requirements of the Securities Act of 1933, as amended, and other applicable securities laws. In addition, a securities registration statement relating to the Public Offering in Japan submitted on February 13, 2026, and the amendments to the securities registration statement submitted on March 3, 2026 and March 12, 2026, respectively, were declared effective on March 12, 2026.